News Release Communiqué de Pressee

EXHIBIT 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 6 001 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Summer School 2008 welcomes 104 students from 80 universities worldwide for a weeklong session on energy issues
Paris — July 2, 2008 -For the third year in a row, Total Summer School is hosting a weeklong session near Paris on global energy issues. Invited by Université Total, 104 students arrived on Sunday, June 29 to study and discuss these issues with Total managers and experts from major French and international institutions and universities.
Launched in 2006, the Summer School program gives Total the opportunity to strengthen its ties and share knowledge with some 80 universities and schools in its main growth markets worldwide. The 104 students selected to participate in the third Summer School are from 28 countries in Asia, Africa, Europe and the Americas and range from 20 to 29 years of age. “Total Summer School gives these students an extremely rich multicultural experience that reflects the world they live in,” said François Viaud, Senior Vice President of Human Resources. “They demonstrate a great deal of maturity and ask very pertinent questions about energy and the role of a company like Total.”
Around 30 energy and international relations experts and Total managers, are slated to lead the discussions and present headline energy issues, sharing their knowledge on the economy, geopolitics, the future of energy, climate change and corporate social responsibility. Total Summer School provides a forum for addressing the complex challenges facing the Group. Each year, the Summer School gives Total a unique opportunity to discuss issues with students from a scientific, economic and sociological perspective.
Total Summer School is a program of Université Total (www.universite.total.com). The Group founded its corporate university in 2005 to create forums for reflection and discussion on issues that can have an impact on the future of its businesses and to strengthen its ties with the academic world.
*******
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com